UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 21)

Willis Lease Finance Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

970646 10 5

(CUSIP Number)

Charles F. Willis, IV

c/o Willis Lease Finance Corporation

4700 Lyons Technology Parkway

Coconut Creek, Florida 33073

(415) 408-4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2021

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this statement, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

The share numbers listed for voting and dispositive power as of a particular date include the number of shares into which options were exercisable or would be exercisable within 60 days of such date.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

March 16, 2021

CUSIP No. 970646 10 5

1	Names of Reporting Persons: CFW Partners, L.P. I.R.S. Identification Nos. of above persons (entities only). 68-0392529

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,134,148

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,134,148

11	Aggregate Amount Beneficially Owned 2,134,148

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 35.72%

14	Type of Reporting Person PN

March 16, 2021

CUSIP No. 970646 10 5

1	Names of Reporting Persons: Charles F. Willis, IV I.R.S. Identification Nos. of above persons (entities only).

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 802,402

	8	Shared Voting Power 2,141,550

	9	Sole Dispositive Power 518,402

	10	Shared Dispositive Power 1,857,550

11	Aggregate Amount Beneficially Owned 2,943,952

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 49.27%

14	Type of Reporting Person IN

March 16, 2021

CUSIP No. 970646 10 5

1	Names of Reporting Persons: Austin Chandler Willis I.R.S. Identification Nos. of above persons (entities only).

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 101,627

	8	Shared Voting Power 660,595

	9	Sole Dispositive Power 62,928

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned 762,222

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.76%

14	Type of Reporting Person IN

The Schedule 13D filed with the Securities and Exchange Commission on December 11, 2000 (the “Initial 13D”) by CFW Partners, the Trust and Mr. Charles F. Willis, IV with respect to the Common Stock, par value $0.01 per share (the “Shares”), issued by Willis Lease Finance Corporation, a Delaware corporation (the “Issuer”), as amended on August 28, 2013, October 1, 2013, July 7, 2015, December 23, 2015, March 23, 2016, May 20, 2016, June 8, 2016, October 6, 2016, April 4, 2018, September 13, 2018, April 1, 2019, June 27, 2019, September 16, 2019, November 4, 2019, February 10, 2020, March 10, 2020, March 16, 2020, April 6, 2020, August 26, 2020 and September 17, 2020 (together with the Initial 13D, the “13D”), is hereby amended as set forth below.  Capitalized terms not defined herein have the meanings ascribed to them in the 13D.

Item 4.  Purpose of the Transaction

Item 4 of the 13D is hereby amended to add the following:

On March 16, 2021, Charles F. Willis, IV, on behalf of the Reporting Persons, delivered a non-binding indication of interest (the “Indication of Interest”) to acquire all of the outstanding Shares of the Issuer not already owned by any of the Reporting Persons in exchange for cash consideration of $42 per Share (the “Offer Price”), which represents a premium of 18.8% over the Issuer’s closing stock price on March 16, 2021 and a premium of 22.6% over the Issuer’s 30-day volume weighted average trading price.  The foregoing description of the Indication of Interest does not purport to be complete and is qualified in its entirety by reference to the full text of the Indication of Interest, which is filed as Exhibit 2 hereto.

While the Reporting Persons believe the Offer Price represents a fair value for the Company, the ultimate terms of a transaction, including price, will be determined through negotiations between the Reporting Persons and the Independent Committee of the Board of Directors of the Issuer, and accordingly there can be no assurance that an agreement for a transaction will be entered into or that the terms of any such transaction will not differ materially from the terms contemplated by the Indication of Interest.

Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals with respect to any of the actions specified in Item 4 of the 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 of the 13D is hereby amended to add the following:

(a) As of March 16, 2021, the Reporting Persons beneficially owned the following Shares:

• Austin C. Willis: 762,222

• Charles F. Willis, IV: 2,943,952

• CFW Partners: 2,134,148

(b) As of September 15, 2020, the Reporting Persons had the power to vote, dispose of or direct the vote or disposition of the following Shares:

Austin C. Willis:

Sole Voting Power	101,627

Shared Voting Power	660,595

Sole Dispositive Power	62,928

Shared Dispositive Power	0

Total beneficially owned	762,222

Charles F. Willis, IV

Sole Voting Power	802,402

Shared Voting Power	2,141,550

Sole Dispositive Power	518,402

Shared Dispositive Power	1,857,550

Total beneficially owned	2,943,952

CFW Partners:

Shared Voting Power	2,134,148

Shared Dispositive Power	2,134,148

Total beneficially owned	2,134,148

(c) Not applicable.

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 7.   Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibits as the last exhibits of Item 7 of the 13D:

1.	Joint Filing Agreement
2.	Indication of Interest, dated March 16, 2021

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

CFW PARTNERS, L.P.

Date: March 17, 2021	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV
its General Partner

Date: March 17, 2021	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV

Date: March 17, 2021	By:	/s/ Austin Chandler Willis
Austin Chandler Willis

EXHIBIT 1

JOINT FILING AGREEMENT

Agreement among CFW Partners, L.P., a Delaware limited partnership, Charles F. Willis, IV and Austin Chandler Willis, whereby, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, each of the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D with respect to the equity securities of Willis Lease Finance Corporation and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement in counterpart as of this 16th day of March 2021.

CFW PARTNERS, L.P.

Date: March 16, 2021	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV,
its General Partner

Date: March 16, 2021	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV

Date: March 16, 2021	By:	/s/ Austin Chandler Willis
Austin Chandler Willis

EXHIBIT 2

March 16, 2021

Board of Directors
Willis Lease Finance Corporation
4700 Lyons Technology Parkway
Coconut Creek, FL 33073

Dear Members of the Board:

We are pleased to submit this non-binding indication of interest to acquire (the “Transaction”) all of the outstanding shares of common stock of Willis Lease Finance Corporation (the “Company”) that are not owned by CFW Partners, L.P., a Delaware limited partnership, Charles F. Willis, IV, Austin Chandler Willis and their respective affiliates (collectively, the “Willis Parties”) at a cash purchase price of $42 per share of common stock (the “Offer Price”), which represents a premium of 18.8% over the Company’s closing stock price on March 16, 2021, of $35.35 and a premium of 22.6% over the Company’s 30-day volume weighted average trading price.

We believe the Offer Price represents a fair value for the Company and that the proposed Transaction will provide the Company’s common stockholders with immediate liquidity and certainty of value while allowing the Company to focus on its long-term development and growth without undue emphasis on short-term results.

We expect that the special committee consisting of disinterested and independent members of the Company’s board of directors formed on April 30, 2019 and confirmed on August 1, 2019 (the “Special Committee”) will review the terms of the offer, including the Offer Price.  If approved by the Special Committee, the Transaction will be subject to a non-waivable condition requiring the approval of the holders of a majority of the shares of the Company’s common stock not held by the Willis Parties and the Company’s senior management.  We will not proceed with the proposed Transaction unless it is so approved.

We have received positive indications of interest from multiple debt financing sources and are highly confident that we will be able to finalize financing commitments on an accelerated basis.  We contemplate that the proposed Transaction would not be subject to any financing condition.  We intend to leverage our prior negotiations with the Special Committee and believe we can complete due diligence and documentation within four weeks.

As significant owners of the Company’s stock, we have no interest in selling any of our shares of Company stock or voting in favor of any alternative sale, merger or similar transaction involving the Company.  If the Special Committee does not recommend, or the majority of the minority stockholders of the Company described above do not approve, the proposed Transaction, we currently intend to continue as long-term stockholders of the Company.

Due to our obligations under the federal securities laws, we intend to promptly file a Schedule 13D amendment, including a copy of this letter, with the Securities and Exchange Commission.

This letter does not constitute a contract, commitment or other binding obligation on the part of any person in any respect. In addition, this letter does not constitute an offer or proposal capable of acceptance and may be withdrawn at any time and in any manner.  Any obligation of the Willis Parties with respect to the proposed Transaction will be only as set forth in a definitive written agreement executed and delivered by them.

We look forward to discussing this proposal with you at your convenience and working with you to complete the Transaction expeditiously.

Very truly yours,

/s/ Charles F. Willis, IV
Charles F. Willis, IV